NETSMART TECHNOLOGIES, INC.







                                            April 6, 2006



Securities and Exchange Commission
100 F Street N.E.
Washington, D. C.  20549

        Re:  Netsmart Technologies, Inc.
             Registration Statement on Form S-3/A
             Registration No:  333-129265

Ladies and Gentlemen:

     The undersigned, on behalf of Netsmart Technologies, Inc., hereby requests acceleration of Netsmart's aforesaid Registration Statement to Monday, April 10, 2006 at 9:00 a.m., or as soon thereafter as is practicable. The Company would also appreciate telephone notice of such effectiveness to Nancy D. Lieberman, Esq. at (516) 822-4820.



                                            Very truly yours,

                                            NETSMART TECHNOLOGIES, INC.

                                            /s/James L. Conway

                                            James L. Conway
                                            Chairman of the Board